UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
EVII Mission Hills, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    California

    Date of organization
    March 14, 2024

Physical address of issuer
15555 San Fernando Mission Blvd., Mission Hills, CA 91345

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	280246.35	0
Cash & Cash Equivalents	280246.35	0
Accounts Receivable		0
Short-term Debt		0
Long-term Debt		0
Revenues/Sales		0
Cost of Goods Sold		0
Taxes Paid		0
Net Income	-604860.54	0

April 8, 2025

FORM C-AR

EVII Mission Hills, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by EVII Mission Hills, Inc., a California Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at evinitiative.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold

pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 8, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The

Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

EVII Mission Hills, Inc. (the "Company") is a California Corporation, formed on March 14, 2024.

The Company is located at 15555 San Fernando Mission Blvd., Mission Hills, CA 91345.

The Company's website is evinitiative.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

It is a hyper- fast EV charging hub with utility-scale energy storage. The DC Fast Chargers will be open to the public 24 hours a day, seven days a week, with EV Initiative handling all ongoing operations. Once EVII Mission Hills Inc. is closed, its shareholders will own the company and receive dividends for the rest of its life.

RISK FACTORS

Risks Related to the Company's Business and Industry

Risks Related to the Company's Business and Industry
We have no operating history on which to base our performance, so our prospects must be considered in light of the risks that any new company faces.

We were incorporated under the laws of California on March 14, 2024. As a result, we lack a track record from which to assess our prospects and future performance. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The experience and skills of the board of directors, executive officers, and key employees are critical to the company's success.

The Company is particularly reliant on key members of the Company's founding team, Aaron Zeraldo and Warren Navarro, who are spearheading the inception of the Company as its executive officers.

The loss of Aaron Zeraldo, Warren Navarro, or any other member of the board of directors or executive officer could have a negative impact on the company's business, financial condition, cash flow, and operating results.

The amount of capital the Company is attempting to raise in this Offering is insufficient to fund the Company's current operations.

In order to meet the Company's short- and long-term objectives, funds other than those raised in the Offering will be required. There is no guarantee that the Company will be able to raise such funds on favorable terms, if at all. If we are unable to raise sufficient capital in the future, we will be unable to carry out our business plan, our continued operations will be jeopardized, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, causing an investor to lose all or a portion of his or her investment.

Despite its reliance on certain key personnel, the Company does not have any key man life insurance policies on any of these individuals.

The Company relies on Aaron Zeraldo and Warren Navarro to carry out its operations and business plan; however, the Company has not purchased any insurance policies covering those individuals in the event of their death or disability. As a result, if either Aaron Zeraldo or Warren Navarro dies or becomes disabled, the Company will not receive any compensation to cover their absence. The loss of such a person could have a negative impact on the Company's operations.

In both the United States and various foreign jurisdictions, we are subject to income and non-income based taxes such as payroll, sales, use, value-added, net worth, property, and goods and services.

In order to determine our provision for income taxes and other tax liabilities, we must exercise significant judgment. In the ordinary course of our business, there are numerous transactions and calculations where the ultimate tax determination is unknown. Although we believe our tax estimates are reasonable, (i) there is no guarantee that the final determination of tax audits or tax disputes will not differ from what is reflected in our income tax provisions, expense amounts for non-income-based taxes, and accruals, and (ii) any material differences could have a negative impact on our financial position and operating results in the period or periods for which determination is made.

A pandemic, such as the coronavirus (COVID-19) outbreak, or other watershed events that can disrupt normal operations may have a material negative impact on the company's business operations. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the company's operations may be materially adversely affected.

Our future cash flow is dependent on the performance of the operations located at 15555 San Fernando Blvd., Mission Hills, CA. and the adoption of electric vehicles in California. The California Air Resources Board (CARB) in August 2022 approved a landmark plan to end the sale of gasoline-only vehicles in the state by 2035 and set yearly, rising requirements for zero-emission vehicles, starting in 2026. We are subject to the risk of external adoption of new transportation technologies. The property is reliant on external EV drivers utilizing the operations, and a change in market conditions may lead to underperformance.

Under unfavorable general economic conditions, such as poor consumer sentiment, inflation, inclement weather, or natural disaster, there is no guarantee that our sales and financial performance will not suffer, which could have a negative impact on our revenues.

We are subject to risks that affect the retail environment, including adverse weather conditions and natural disasters, which could negatively affect consumer spending and adversely affect the sales of our retail tenants.

This could have an unfavorable effect on our operations and our ability to attract new retail tenants. For example, frequent or unusually intense inclement weather or natural disasters could prevent customers from reaching our tenants, reducing their profitability and harming our business. Similarly non-seasonal weather could inhibit our tenant's ability to determine consumer demand, reducing their profitability and harming our business.

Our business operations are susceptible to, and could be significantly affected by, adverse weather conditions and natural disasters that could cause significant damage to our properties. Although we intend to obtain insurance for our properties, our insurance may not be adequate to cover business interruption or losses resulting from adverse weather or natural disasters. In addition, our insurance policies may include substantial self-insurance portions and significant deductibles and co-payments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, we may incur significant costs in the event of adverse weather conditions and natural disasters. If we experience a loss that is uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the damaged properties, as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. In addition, certain of our properties may not be able to be rebuilt to their existing height or size at their existing location under current land-use laws and policies. In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

General economic conditions could have an adverse effect on our business and results of operations.

Our business is sensitive to general economic conditions, both nationally and locally, as well as international economic conditions. General poor economic conditions and the resulting effect of non-existent or slow rates of growth in the markets in which we operate could have an adverse effect on the demand for our real estate business. These poor economic conditions include higher unemployment, inflation, deflation, increased commodity costs, decreases in consumer demand, changes in buying patterns, a weakened dollar, higher transportation and fuel costs, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect commercial and residential real estate. Specifically, high national or regional unemployment may arrest or delay any significant recovery of the residential real estate markets in which we operate, which could adversely affect the demand for our real estate assets.

Uninsured losses may adversely affect our business.

We, or in certain instances, tenants of our properties, carry property and liability insurance policies with respect to the properties. This coverage has policy specifications and insured limits customarily carried for similar properties. However, certain types of losses (such as from earthquakes and floods) may be either uninsurable or not economically insurable. Further, certain properties are located in areas that are subject to earthquake activity and floods. Should a property sustain damage as a result of an earthquake or flood, we may incur losses due to insurance deductibles, co-payments on insured losses or uninsured losses. Should an uninsured loss occur, we could lose some or all of our capital investment, cash flow and anticipated profits related to one or more properties. This could have an adverse effect on our business and results of operations.

The sale of the Property has not been consummated and our investment in the Property has not been finalized.

The seller has executed an agreement to sell the Property to the new owner/operator, however the transaction has not closed and may fail to do so for a number of unforeseen reasons. If the sale does not take place, our investment in the Property located at 15555 San Fernando Mission Blvd. Mission Hills, CA 91345, USA will not be accepted and the proceeds from this Offering will be reallocated to acquiring a new location for the business operations of the Company.

The Securities represent an investment in a single type of property in a single geographic location, and are not a diversified investment.

To date, we have not generated revenue and do not foresee generating any revenue in the near future.

We are a startup Company and our business model currently focuses on planning/design, pre-construction, procurement, construction, and planning for post-construction requirements to bring the company to operational status for the general public, rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be successful in doing so. We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with our business) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately. If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

The Company has indicated that it may engage in certain transactions with related persons.

Please see the section of this Form C entitled "Transactions with Related Persons" for further details.

Risks Related to the Securities

The Shares of Common Stock will not be freely tradable until one year from the initial purchase date. Although the Shares of Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Shares of Common Stock. Because the Shares of Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Shares of Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Shares of Common Stock may also adversely affect the price that you might be able to obtain for the Shares of Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.

The Company may also end the Offering early. If the Offering reaches the Minimum Amount after 30 calendar days but before the Offering deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of stock will be subject to dilution.

Owners of do not have preemptive rights. If the Company conducts subsequent Offerings of or Securities convertible into , issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future.

Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company has the right to conduct multiple "rolling" closings during The Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds of the Offering committed and captured during the relevant period. The Company intends to engage in rolling closings after the Minimum Offering Amount and other conditions are met. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm or withdraw their investment as it will be deemed completed. In addition, our initial closings will cover the tranches of shares with lower purchase prices, so as we conduct rolling closings, your ability to purchase shares at purchase price will be reduced and you may be required to pay a higher price for the Securities you elect to purchase.

The Securities in this Offering are Non-Voting and have no protective provisions.

The Securities in this Offering are non-voting and have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a stockholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a "liquidation event," or "change of control" for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

The experience and skills of the board of directors, executive officers, and key employees are critical to the company's success.
The Company is particularly reliant on Aaron Zeraldo and Warren Navarro, who will be the

Company's directors on May 1, 2024.

The Company has or intends to enter into employment agreements with Aaron Zeraldo and Warren Navarro, but there is no guarantee that it will do so or that they will remain employed by the Company for a set period of time. The loss of Aaron Zeraldo, Warren Navarro, or any other member of the board of directors or executive officer could have a negative impact on the company's business, financial condition, cash flow, and operating results.

The amount of capital the Company is attempting to raise in this Offering is insufficient to fund the Company's current operations.

In order to meet the Company's short- and long-term objectives, funds other than those raised in the Offering will be required. There is no guarantee that the Company will be able to raise such funds on favorable terms, if at all. If we are unable to raise sufficient capital in the future, we will be unable to carry out our business plan, our continued operations will be jeopardized, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, causing an investor to lose all or a portion of his or her investment.

Despite its reliance on certain key personnel, the Company does not have any key man life insurance policies on any of these individuals.

The Company relies on Aaron Zeraldo and Warren Navarro to carry out its operations and business plan; however, the Company has not purchased any insurance policies covering those individuals in the event of their death or disability. As a result, if either Aaron Zeraldo or Warren Navarro dies or becomes disabled, the Company will not receive any compensation to cover their absence. The loss of such a person could have a negative impact on the Company's operations.

In both the United States and various foreign jurisdictions, we are subject to income and non-income based taxes such as payroll, sales, use, value-added, net worth, property, and goods and services.

In order to determine our provision for income taxes and other tax liabilities, we must exercise significant judgment. In the ordinary course of our business, there are numerous transactions and calculations where the ultimate tax determination is unknown. Although we believe our tax estimates are reasonable, (i) there is no guarantee that the final determination of tax audits or tax disputes will not differ from what is reflected in our income tax provisions, expense amounts for non-income-based taxes, and accruals, and (ii) any material differences could have a negative impact on our financial position and operating results in the period or periods for which determination is made.

A pandemic, such as the coronavirus (COVID-19) outbreak, or other watershed events that can disrupt normal operations may have a material negative impact on the company's business operations. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the company's operations may be materially adversely affected.

Our future cash flow is dependent on the performance of the operations located at 15555 San Fernando Blvd., Mission Hills , CA. and the adoption of electric vehicles in California. The California Air Resources Board (CARB) in August 2022 approved a landmark plan to end the sale of gasoline-only vehicles in the state by 2035 and set yearly, rising requirements for zero-

emission vehicles, starting in 2026. We are subject to the risk of external adoption of new transportation technologies. The property is reliant on external EV drivers utilizing the operations, and a change in market conditions may lead to underperformance.

Under unfavorable general economic conditions, such as poor consumer sentiment, inflation, inclement weather, or natural disaster, there is no guarantee that our sales and financial performance will not suffer, which could have a negative impact on our revenues.

We are subject to risks that affect the retail environment, including adverse weather conditions and natural disasters, which could negatively affect consumer spending and adversely affect the sales of our retail tenants.

This could have an unfavorable effect on our operations and our ability to attract new retail tenants. For example, frequent or unusually intense inclement weather or natural disasters could prevent customers from reaching our tenants, reducing their profitability and harming our business. Similarly non-seasonal weather could inhibit our tenant's ability to determine consumer demand, reducing their profitability and harming our business.

Our business operations are susceptible to, and could be significantly affected by, adverse weather conditions and natural disasters that could cause significant damage to our properties.

Although we intend to obtain insurance for our properties, our insurance may not be adequate to cover business interruption or losses resulting from adverse weather or natural disasters. In addition, our insurance policies may include substantial self-insurance portions and significant deductibles and co-payments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, we may incur significant costs in the event of adverse weather conditions and natural disasters. If we experience a loss that is uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the damaged properties, as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. In addition, certain of our properties may not be able to be rebuilt to their existing height or size at their existing location under current land-use laws and policies. In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

General economic conditions could have an adverse effect on our business and results of operations.

Our business is sensitive to general economic conditions, both nationally and locally[, as well as international economic conditions]. General poor economic conditions and the resulting effect of non-existent or slow rates of growth in the markets in which we operate could have an adverse effect on the demand for our real estate business. These poor economic conditions include higher unemployment, inflation, deflation, increased commodity costs, decreases in consumer demand, changes in buying patterns, a weakened dollar, higher transportation and fuel costs, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect commercial and residential real estate. Specifically, high national or regional unemployment may arrest or delay any significant recovery of the residential real estate markets in which we operate, which could adversely affect the demand for our real estate assets.

Uninsured losses may adversely affect our business.

We[, or in certain instances, tenants of our properties,] carry property and liability insurance policies with respect to the properties. This coverage has policy specifications and insured limits customarily carried for similar properties. However, certain types of losses (such as from earthquakes and floods) may be either uninsurable or not economically insurable. [Further, certain properties are located in areas that are subject to earthquake activity and floods.] Should a property sustain damage as a result of an earthquake or flood, we may incur losses due to insurance deductibles, co-payments on insured losses or uninsured losses. Should an uninsured loss occur, we could lose some or all of our capital investment, cash flow and anticipated profits related to one or more properties. This could have an adverse effect on our business and results of operations.

The sale of the Property has not been consummated and our investment in the Property has not been finalized.

Although the seller has executed an agreement to sell the Property to the new owner/operator, the transaction has not closed and may fail to do so for a number of unforeseen reasons. If the sale does not take place, our investment in the new owner/operator of the Property will not be accepted and the proceeds from this Offering will be returned to potential investors without interest.

The Securities represent an investment in a single type of property in a single geographic location, and are not a diversified investment.

To date, we have not generated revenue and do not foresee generating any revenue in the near future.

We are a startup Company and our business model currently focuses on [fill in focus and cash requirements] rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be successful in doing so. We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with our business) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately [FILL IN], assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

It is a hyper- fast EV charging hub with utility-scale energy storage. The DC Fast Chargers will be open to the public 24 hours a day, seven days a week, with EV Initiative handling all ongoing operations. Once EVII Mission Hills Inc. is closed, its shareholders will own the company and receive dividends for the rest of its life.

Business Plan

The Company's Business Plan is attached to the Form C as "Exhibit B". Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into the Form C.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Aaron Zeraldo

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer (Mar 14, 2024 to Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

EV Initiative Infrastructure, Inc. Chief Executive Officer (Oct 2023 to Present) EV Initiative Infrastructure was established to develop and implement EV charging startup projects such as EVII Mission Hills, Inc., which are powered by the EV Initiative Inc.'s EV charging network. – Founding the strategic direction and scaling the operations. EV Initiative Inc., Chief Officer EV Initiative Inc., Chief Executive Officer (Dec 2018 to Present) As the founder of EV Initiative, Aaron began deploying physical EV chargers and building EV Initiative a Charge Port Operator (CPO), with the aim to provide eMobility Services to drivers across North America. EV Initiative has now developed the EV Initiative driver point-of-sale [app.evinitiative.com] as well as the Charging Management Software (CMS) [admin.evinitiative.com] that powers the physical hardware, the EV chargers on The EV Initiative Charging Network. MeadowBrook, Vice President of Business Development (Apr 2018 to Dec 2020) Meadowbrook is a fully integrated multi-trade contractor and one-stop source for all building electrical, mechanical and construction needs. Aaron was responsible for generating and closing opportunities for project origination for MeadowBrook's inside and outside sales teams.

Education

Seneca College - General Business Diploma Seneca College - Financial Planning Advanced

Diploma (2013 to 2017)

Name

Warren Navarro

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Operating Officer (Mar 14, 2024 to Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

EV Initiative Infrastructure, Inc. Chief Operating Officer (Oct 2023 to Present) EV Initiative Infrastructure was established to develop and implement EV charging startup projects such as EVII Mission Hills, Inc., which are powered by the EV Initiative Inc.'s EV charging network. – Founding the strategic direction and scaling the operations. EV Initiative Inc., Chief Operating Officer (Mar 2022 to Present) As co-founder of EV Initiative, Warren joined and position them in North America's EV ecosystem as a disruptive EV charging software provider. His efforts developed the EV Initiative driver point-of-sale [app.evinitiative.com] as well as the Charging Management Software (CMS) [admin.evinitiative.com] that powers the physical hardware, the EV chargers on The EV Initiative Charging Network; as EV Initiative is a Charge Port Operator (CPO) providing eMobility Services to drivers across North America and beyond. Elocity, Inc., Director of Strategic Partnerships and Alliances (Jul 2021 to Mar 2022) Director of Global Partnerships at Elocity, where he is responsible for growing and maintaining partnerships and creating new alliances which further expand and entrench Elocity's reach in the marketplace and ecosystem. ChargeLab, Inc., Strategic Partnerships (May 2019 to Apr 2021) ChargeLab is an EV charging software company were Warren drove sales, business development, and propagated their partnerships (plus much more). His efforts led to the deployment of a plethora of EV chargers across North America and beyond. He repositioned the company from a small startup working from the hallways of an incubator, to rounds of funding which grew their company to over 40 employees in both Canada and America.

Education

Bachelor of Commerce; Entrepreneurship, Business Management. Ryerson University 2011 to 2015 Diploma; International Business Administration. Seneca Polytechnic 2009 to 2011
Name

Tadhe Hovsepian

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, (Mar 14, 2024 to Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

EV Initiative Infrastructure, Inc. Director (Oct 2024 to Present) EV Initiative Infrastructure was established to develop and implement EV charging startup projects such as EVII Mission Hills,

Inc., which are powered by the EV Initiative Inc.'s EV charging network. – Founding the strategic direction and scaling the operations. EV Initiative Inc., Chief Operating Officer (Mar 2022 to Present) EV Initiative Inc., Director (Dec 2022 to Present) EV Initiative driver point-of-sale [app.evinitiative.com] as well as the Charging Management Software (CMS) [admin.evinitiative.com] that powers the physical hardware, the EV chargers on The EV Initiative Charging Network; as EV Initiative is a Charge Port Operator (CPO) providing eMobility Services to drivers across North America and beyond. Smogsters Inc. (1996-2019) Founded and operated Smogsters Inc., an automotive emission inspections company. Inspections conducted for the California Air Resource Board (CARB) until he exited the company when it was sold.

Education

Trade school, for Smog Emission Technician with BAR's California Automotive Resource Center (CalARC) (1996 – 2019) license renewal was mandatory every 2 years.

Name

Daniel Robinson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director (Mar 15, 2024 to Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

EV Initiative Infrastructure, Inc. Director (Oct 2023 to Present) EV Initiative Infrastructure was established to develop and implement EV charging startup projects such as EVII Mission Hills, Inc., which are powered by the EV Initiative Inc.'s EV charging network. – Founding the strategic direction and scaling the operations. EV Initiative Inc., Director (Jul 2022 to Present) EV Initiative driver point-of-sale [app.evinitiative.com] as well as the Charging Management Software (CMS) [admin.evinitiative.com] that powers the physical hardware, the EV chargers on The EV Initiative Charging Network; as EV Initiative is a Charge Port Operator (CPO) providing eMobility Services to drivers across North America and beyond. Red Telecom Ltd. (1996 to Present) Founded and operated Red Telecom, a Global, Radio & Satellite Broadcasting Communications company which provides communication services to government and non-government organizations. Founded and operated Red Telecom, a Global, Radio & Satellite Broadcasting Communications company which provides communication services to government and non-government organizations.

Education

BA Vassar College Poughkeepsie, NY (1984–1988) MBA New York University Stern School of Business (1991-1993)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	3,000,000
Voting Rights	There are voting rights.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The shares of Common Stock will be subject to dilution if/when the Company issues new shares of Common Stock.
Other Material Terms or information.	N/A

Type of security	Class B Units of Common Stock
Amount outstanding	2,204,889
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Units of	483,284	$952,448.08	Intermediary	May 21, 2024	Regulation

Common Stock			fees, company seed costs, land, EV charge, battery energy storage, permitting and engineering, paving, car ports, security systems, utility upgrades, installation, marketing, management and fundraising		CF

Ownership

The company is solely owned by EV Initiative Infrastructure, Inc.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Aaron Zeraldo	25.0%
Warren Navarro	25.0%
Tadhe Hovsepain	25.0%
Daniel Robinson	25.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company, and our primary expenses consist of the completing project at 15555 San Fernando Mission Blvd.

With almost 600,000 vehicles per day passing within 2 minutes, the Company intends to achieve profitability in the next 44 months by refueling electric vehicles. Management intends to have the Company in operation by Q4 2025 and will ensure the effective marketing of the offering.

Liquidity and Capital Resources

On May 21, 2024 the Company conducted an offering pursuant to Regulation CF and raised $952,448.08.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Property, Goods or Services

Related Person/Entity	TYLD, LLC .
Relationship to the Company	Tadhe Hovsepian, (Company Director)
Total amount of money involved	$1,150,000.00
Benefits or compensation received by related person	The sale of previously purchased land to a predertermined buyer.
Benefits or compensation received by Company	The real estate which will host the operations of EVII Mission Hills.
Description of the transaction	Tadhe Hovsepian owns TYLD LLC which has an MOU to sell ownership of 15555 San Fernando Mission Blvd.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Warren Navarro
(Signature)

Warren Navarro
(Name)

Chief Operating Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EVII Mission Hills Inc. - Balance Sheet (Unaudited)
As of December 31, 2024

ASSETS
Cash and Cash Equivalents $280,246.35
Total Assets $280,246.35

LIABILITIES
Accounts Payable and Accrued Expenses $0.00
Refund Liability (if any)
Total Liabilities

STOCKHOLDERS' EQUITY
Common Stock $512.35
Additional Paid-In Capital $952,448.08
Accumulated Deficit   -$604,860.54
Total Equity $348,099.89

TOTAL LIABILITIES AND EQUITY $280,246.35

EVII Mission Hills Inc. - Statement of Comprehensive Income (Unaudited)
For the Year Ended December 31, 2024

REVENUE
Total Revenue $0.00

EXPENSES
Marketing & Advertising (Reg CF)
Platform & Issuance Fees
Engineering & Development
General & Administrative
Total Expenses $604,860.54

NET LOSS   -$604,860.54

EVII Mission Hills Inc. - Statement of Changes in Stockholders' Equity (Unaudited)
For the Year Ended December 31, 2024

	Common Stock	APIC	Accum. Deficit	Total Equity
Beginning Balance	$0.00	$0.00	$0.00	$0.00
Stock Issued (Reg CF)	$512.35	$952,448.08		$952,960.43
Net Loss			-$604,860.54	-$604,860.54
Ending Balance	$512.35	$952,448.08	-$604,860.54	$348,099.89

EVII Mission Hills Inc. - Statement of Cash Flows (Unaudited)
For the Year Ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	-$604,860.54
Net Cash Used in Operating Activities	-$604,860.54

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from Reg CF	$952,960.43
Net Cash Provided by Financing Activities	$952,960.43
Net Change in Cash	$348,099.89
Beginning Cash	-$67,853.54
Ending Cash	$280,246.35